SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQUITABLE RESOURCES, INC. SAVINGS AND PROTECTION PLAN
(Full title of the Plan and address of the Plan,
if different from that of the issuer named below)

EQUITABLE RESOURCES, INC.

225 North Shore Drive

Pittsburgh, Pennsylvania 15212
(Name of issuer of the securities held pursuant to the
Plan and the address of principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administration Committee

Equitable Resources, Inc. Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Savings and Protection Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 8, 2007

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2006	2005

Investments, at fair value:
Mutual funds	$15,639,351	$13,339,927
Common/collective trusts	2,551,105	3,183,955
Employer Stock Fund	2,610,942	2,924,010
Participant loans	573,186	417,936
Net assets available for benefits	$21,374,584	$19,865,828

See accompanying notes.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31
	2006	2005

Additions:
Investment income:
Interest and dividends	$1,047,200	$501,213
Interest on participant loans	26,830	27,686
Total investment income	1,074,030	528,899

Net appreciation in fair value of investments	1,251,414	954,791

Contributions:
Employer	783,192	124,067
Employee	890,456	929,500
Total contributions	1,673,648	1,053,567

Transfers from affiliated plans	—	5,137,573

Total additions	3,999,092	7,674,830

Deductions:
Withdrawals by participants	1,403,031	1,621,615
Transfers to affiliated plans	1,084,620	34,674
Total deductions	2,487,651	1,656,289

Other	(2,685)	18,147
Net increase in net assets available for benefits	1,508,756	6,036,688

Net assets available for benefits:
At beginning of year	19,865,828	13,829,140
At end of year	$21,374,584	$19,865,828

See accompanying notes.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2006

1.         Description of Plan

The following description of the Equitable Resources, Inc. Savings and Protection Plan (Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1987, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies).

All regular, full-time employees of the Companies who are covered by a collective bargaining agreement that provides for Plan participation are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In January 2005, the Plan transferred existing account balances to Fidelity Management Trust Company (Fidelity) under the terms of a custodial agreement executed with the Company.  As a result of the transfer to Fidelity, certain investment options are no longer available to participants and certain other investment options have been added.

Contributions

Participants can elect to contribute between 1% and 15% of eligible earnings to the Plan, subject to Internal Revenue Code limitations. These contributions are referred to as contract contributions. Matching contributions are subject to the respective collective bargaining agreements. The matching contribution is invested in the Employer Stock Fund until the participant is 100% vested. After the participant is 100% vested, future matching contributions will follow the participant’s contract investment election(s).

In addition, if their respective collective bargaining agreements so provide, participants may receive a performance contribution.

Rollover Contributions

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

Transfers to/from Affiliated Plans

Transfers to/from affiliated plans include transfers made between the Plan and the Equitable Resources, Inc. Employee Savings Plan.  Additionally, during 2005, in connection with the Company’s settlement of its pension obligation with the United Steelworkers of America, Local Union 12050, affected employees were given the option to transfer the lump-sum value of their pension benefit into the Plan.  Total transfers into the Plan relative to the settlement were $5,137,573 for the year ended December 31, 2005 and are included as transfers from affiliated plans on the statement of changes in net assets available for benefits.

Vesting

Participants are 100% vested in the value of contract contributions made, and any rollover contributions.

If employment is terminated by the Companies for any reason other than retirement, death or total and permanent disability, a participant is entitled to receive the vested value of any matching contributions, as determined in accordance with the following schedule:

Years of Continuous Service Completed	Vested Interest

One year	33%
Two years	66%
Three years	100%

Amounts forfeited by participants upon termination will be used to reduce the amount of the Company’s future matching contributions to the Plan.

Upon retirement, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any matching contributions, regardless of years of continuous service.

In the event of a change in control, as defined in the Plan, all contributions become 100% vested immediately.

Withdrawals by Participants

Payments to participants are made in one of the following ways, subject to certain limitations: a single sum payment, a single life annuity with substantially equal monthly installments, a single life or joint and survivor annuity with a minimum guaranteed number of monthly benefits, or substantially equal annual installments payable over a period not to exceed the life expectancy or joint life expectancies of the participant or of the participant and their designated beneficiary.

Loans to Participants

A participant may borrow money from the Plan in amounts up to the lesser of $50,000, or 50% of the vested balance of a participant’s account.

Administrative Expenses

The Plan pays administrative expenses associated with the Plan.

Reclassifications

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

2.         Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

The Employer Stock Fund consisting of Equitable Resources, Inc. common stock (Company common stock) is valued at market price as quoted on the New York Stock Exchange. There were 62,526 and 79,695 shares of Company common stock at December 31, 2006 and 2005, respectively. Investments in common/collective trusts are valued at face value, which approximates market. Other investments are valued at market.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.         Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2006	2005

AF Growth Fund of America	$2,703,702	$2,729,924
Employer Stock Fund*	2,610,942	2,924,010
Fidelity Managed Income Portfolio	2,551,105	3,183,955
AF Washington Mutual Investors Fund	2,514,468	2,429,262
Fidelity Freedom 2010 Fund	1,670,669	1,367,129
Fidelity Balanced Fund	1,636,013	1,290,039
Fidelity Diversified International Fund	1,429,078	1,011,281

*Partially nonparticipant-directed

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Changes in Fair Value for the Year ended December 31
	2006	2005
Investments at fair value as determined by quoted market prices:
Mutual Funds	$944,757	$492,013
Company stock	306,657	464,442
Common/collective trusts	—	(1,664)
	$1,251,414	$954,791

Information about the net assets and significant components of the changes in net assets related to the nonparticipant-directed investment as of and for the years ended December 31, 2006 and 2005 is as follows:

	Year ended December 31
	2006	2005

Net asset:
Employer Stock Fund	$2,610,942	$2,924,010

Changes in net assets:
Dividend and interest income	$63,305	$59,273
Net appreciation in fair value	306,657	464,442
Employer contributions	79,606	27,833
Employee contributions	85,854	411,594
Withdrawals by participants	(166,321)	(48,381)
Interfund transfers/Transfers to affiliated plans	(681,541)	(142,650)
Other	(628)	(421)
Net (decrease) increase	$(313,068)	$771,690

For the year ended December 31, 2005, employee contributions include $316,619 of transfers into the Plan related to the settlement of the Company’s pension obligation with the United Steelworkers of America, Local Union 12050 as described in Note 1.

4.         Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

5.         Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.         Related-Party Transactions

Certain plan investments are shares of mutual funds and common/collective trusts managed by Fidelity or an affiliate.  Fidelity is trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.         Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 8, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

SUPPLEMENTARY INFORMATION

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

Plan No. 206     EIN:  25-0464690

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	AF Growth Fund of America	Mutual fund	(a)	$2,703,702
*	Employer Stock Fund	Equitable securities — common stock	$1,556,011	2,610,942
*	Fidelity Managed Income Portfolio	Common/collective trust	(a)	2,551,105
	AF Washington Mutual Investors Fund	Mutual fund	(a)	2,514,468
*	Fidelity Freedom 2010 Fund	Mutual fund	(a)	1,670,669
*	Fidelity Balanced Fund	Mutual fund	(a)	1,636,013
*	Fidelity Diversified International Fund	Mutual fund	(a)	1,429,078
	Oppenheimer Developing Markets Fund	Mutual fund	(a)	890,719
	PIMCO Total Return Fund	Mutual fund	(a)	752,577
*	Fidelity Freedom 2020 Fund	Mutual fund	(a)	637,266
*	Fidelity Freedom 2030 Fund	Mutual fund	(a)	578,186
	American Beacon Small Cap Value Fund	Mutual fund	(a)	488,472
	Lord Abbett Mid-Cap Value Fund	Mutual fund	(a)	392,104
	Alger Mid-Cap Growth Institutional Fund	Mutual fund	(a)	364,982
*	Fidelity Contrafund	Mutual fund	(a)	342,072
*	Fidelity Freedom 2015 Fund	Mutual fund	(a)	294,424
*	Fidelity Freedom 2025 Fund	Mutual fund	(a)	266,146
	PIMCO High Yield Fund	Mutual fund	(a)	170,238
*	Fidelity Freedom 2005 Fund	Mutual fund	(a)	108,755
*	Fidelity Small Cap Independent Fund	Mutual fund	(a)	94,254
*	Spartan U.S. Equity Index Fund	Mutual fund	(a)	93,988
*	Fidelity Freedom 2035 Fund	Mutual fund	(a)	85,588
*	Fidelity Freedom Income Fund	Mutual fund	(a)	70,671
*	Fidelity Freedom 2040 Fund	Mutual fund	(a)	30,696
*	Spartan Total Market Index Fund	Mutual fund	(a)	24,283
*	Loan Fund	Participant loans — 5.0% to 9.75%**		573,186
				$21,374,584

(a) Cost information not required as per Special Rule for certain participant-directed transactions.

*Party in interest to the Plan.

**Maturities extend through year 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITABLE RESOURCES, INC.
SAVINGS AND PROTECTION PLAN
(Name of Plan)

	By	/s/ David J. Smith
David J. Smith
Plan Administrator

June 22, 2007

INDEX TO EXHIBIT

Exhibit No.	Description	Sequential Page No.

23	Consent of Independent Registered Public Accounting Firm	12